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For Immediate Release

Sun Pharmaceutical Extends Tender Offer for Taro

Mumbai, India: December 19, 2008: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUN PHARMA, BSE: 524715) today announced its subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), has extended the Expiration Date of the Tender Offer for the purchase of all outstanding Ordinary Shares of Taro Pharmaceutical Industries Ltd. (Taro).  The Offer will now expire at 5:00 p.m., New York City time, on Friday, January 9, 2009, unless further extended or earlier terminated.  The Tender Offer was extended to comply with a continuing order issued by the Supreme Court of Israel temporarily prohibiting the closing of the Offer until the Supreme Court issues a decision on the appeal of the litigation commenced against Alkaloida and its affiliates by Taro and certain of its directors regarding the applicability of the special tender offer rules under the Israeli Companies Law to the Offer.  The Tel-Aviv District Court had previously ruled in favor of Sun Pharma that a special tender offer was not required.

On December 8, 2008, the Supreme Court heard oral arguments on the appeal.  At the conclusion of the hearing, the Supreme Court instructed the parties to negotiate with one another with the view to reaching a settlement to resolve the dispute and to update the Supreme Court within 30 days as to the result of such negotiations.  The Supreme Court indicated that it will render a judgment on the appeal if no agreement is reached.  Sun has been engaging in discussions pursuant to the Supreme Court’s instructions.  If the temporary order remains in effect on January 9, 2009, Sun expects to extend the Offer while the temporary order remains outstanding.

The Offer was commenced on June 30, 2008 in order to comply with the terms of the Option Agreement between Alkaloida and the controlling shareholders of Taro.  Alkaloida exercised its options to acquire shares of Taro from the controlling shareholders on June 25, 2008.  The Option Agreement required Alkaloida, promptly after exercising the options, to commence a tender offer at USD 7.75 per Ordinary Share of Taro held by other shareholders.  The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, December 19, 2008.  As of 5:00 p.m., New York City time, on December 18, 2008, 613,936 Ordinary Shares had been tendered and not withdrawn from the Offer.

The complete terms and conditions of the Tender Offer are set out in the Offer to Purchase, which is filed with the U.S. Securities and Exchange Commission.  Taro shareholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, Email: tenderoffer@mackenziepartners.com.

Greenhill & Co., LLC is acting as the Dealer Manager for the Tender Offer and MacKenzie is acting as the Information Agent for the Tender Offer.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, U.S. and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Andrea Shores		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

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